PRESS RELEASE

Schering AG sharpens business focus and announces profitability program

Berlin, June 15, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) today presented the results of its "Focus" program, a comprehensive review of strategic, operational and organizational aspects.

One of the outcomes of the strategic review is the formation of a new business area, Oncology. In the future, Schering will focus on four major business areas with profitable long-term growth prospects:

-> Oncology will become a major business segment with attractive growth potential. Schering is committed and prepared to build up a strong oncology presence by expanding its hematology business and developing innovative treatments for various solid tumors.

-> Gynecology&Andrology remains the core growth area for Schering with the aim to become the number one player for innovative fertility control products in the U.S. and to establish global leadership in the field of Female Healthcare.

-> Diagnostic Imaging offers promising long-term growth opportunities, including the emerging field of molecular imaging. Schering has been a pioneer in diagnostic imaging and is committed to driving innovation forward in the future.

-> Specialized Therapeutics will focus on the exploitation of promising drug opportunities in selected areas of high unmet medical need.
Partnering solutions in research and development as well as marketing will ensure full exploitation of asset value.

"The reshaping of our business portfolio will enable us to concentrate our efforts on those fields with the best growth prospects for Schering," said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. "Our portfolio structure combines high growth opportunities with established profitable businesses. We believe that this strategy will increase the value of our company significantly."

Schering will shift its research and development resources from non-core fields into core portfolio areas to fully exploit their potential. Therefore, all research and development activities in the area of Cardiovascular and Central Nervous System diseases (with the exception of Multiple Sclerosis and Spheramine in Parkinson's disease) will be terminated.


Separation of  Dermatology business

As a result of this strategic review, Schering will create a separate legal entity for its dermatology business.

Dermatology requires increasing resources in order to build up a global business and to fund promising projects in early development. This stand-alone dermatology company will have the flexibility to build up critical mass in important markets by actively pursuing partnerships with third parties.

The new company will have an initial workforce of over 600 employees globally and will be headquartered in Berlin.

Significant increase of profitability

Schering confirmed its goal to achieve an operating profit margin of 18% by 2006. Significant profit contributions from continued business growth as well as a comprehensive productivity improvement program will contribute to the achievement of this target.

"We are committed to significantly increase Schering's profitability," said Dr. Erlen. "With our productivity program we will drive the company towards increased profitability through 2006 and beyond."

The program will deliver cost reductions of more than EUR 200 million in the areas of production, administration and development. Since the inception of this program, a headcount reduction of 1,100 has already been contractually secured. Further headcount reduction of 900 is planned by 2006.


Additional information

The new dermatology company

The new dermatology company is planned to be operative as of October 1, 2004. Sales of Dermatology products for fiscal year 2003 were EUR 200 million. It is intended that the new company will comprise the development, production, marketing and sales of pharmaceuticals for the topical and systemic treatment of skin disorders. This will encompass several of the most important dermatological indication fields, including eczema, acne, psoriasis, mycoses, and rosacea.

The initial portfolio of the new company consists of principal products such as Advantan(R) and Nerisona(R) for the treatment of eczema, Travocort(R) (dermatomycoses), Skinoren(R) (acne), Finacea(TM)(rosacea) and Psorcutan(R) and Psorcutan(R) Beta (psoriasis). Principal products under development will be topical and oral vitamin-D derivatives for the treatment of plaque type psoriasis.


Schering is holding a press conference at its headquarters in Berlin today at 8.30 hours CET. Documents from the conference will be made available on our website www.schering.de/eng during the afternoon.

An analyst meeting will be held at Schering's headquarters in Berlin at
13.00 hours CET. This event will be audio-webcast live on our website www.schering.de


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.


Your contacts at Corporate Communication:
Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Dr. Friedrich von Heyl, T: +49-30-468 152 96, friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de

Find additional information at: www.schering.de/eng